111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

September 1, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on July 27, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 12, 2020 and July 17, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – September, FT Cboe Vest U.S. Equity Deep Buffer ETF – September, FT Cboe Vest U.S. Equity Buffer ETF – October and FT Cboe Vest U.S. Equity Deep Buffer ETF – October (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Funds acknowledge that any comments provided by the Commission on prior similar series that were not fully addressed previously are reiterated here. Please note that all comments and responses apply to each of the Funds.

Comment 1 – General

Please file your responses to these comments at least five (5) business days prior to the effectiveness of the Funds.

Response to Comment 1

The Funds confirm that responses to these comments have been filed at least five (5) business days prior to the effectiveness of the Funds.

Comment 2 – General

If the Funds intend to rely on Rule 30e-3 under the Investment Company Act of 1940 (the “1940 Act”), please add the required legend to each Fund’s prospectus cover page.

Response to Comment 2

The Funds confirm that they do not intend to rely on Rule 30e-3 at this time.

Comment 3 – General

Please file the Advisor’s, Distributor’s and Sub-Advisor’s codes of ethics prior to effectiveness of the Funds.

Response to Comment 3

The Funds confirm that the Advisor’s and Distributor’s codes of ethics will be incorporated by reference into the Funds’ Registration Statements prior to effectiveness of the Funds. The Sub-Advisor’s codes of ethics will also be filed prior to effectiveness of the Funds.

Comment 4 – Prospectus

The cover page states that “a shareholder that purchases shares at the beginning of the Target Outcome Period may lose their entire investment.” Please supplementally explain how a shareholder that purchases shares at beginning of a Target Outcome Period could lose their entire investment given that the buffer is designed to protect against a certain percentage of loss. If there are circumstances where the buffer will not protect against a certain percentage of loss, please describe such circumstances in the prospectus.

Response to Comment 4

Considering that the option package that the Funds employ limits losses for investors that hold throughout a Target Outcome Period, it should generally not be possible (if the options markets function as they are designed) for an investor to lose their entire investment if the shares are held for the Target Outcome Period. However, it is not impossible for there to be a systematic issue that interferes with the proper operation of the options market and the protections in place for that market. Such an issue could result in option values being negatively affected so that the amounts due to the Funds are not delivered. As a result, while that scenario is remote, it is  not impossible for the Funds to lose all value.

Comment 5 – Prospectus

The cover page states that “if the Target Outcome Period has begun and the Fund has increased in value, an investor purchasing shares at that price may not benefit from the buffer until the Fund’s value has decreased to its value at the commencement of the Target Outcome Period.” Please supplementally explain how an investor could benefit from the buffer prior to the Fund’s value decreasing to its value at the commencement of the Target Outcome Period, or alternatively, change “may not benefit” to “will not benefit.”

Response to Comment 5

The Funds have replaced “may not benefit” with “will not benefit” in the referenced disclosure.

Comment 6 – Prospectus

Please make the references to the Funds’ websites throughout the prospectus more prominent (e.g., bold text), given how vital the website information is to investors.

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – Prospectus

Please confirm that the buffer amount will not change at the beginning of a new Target Outcome Period.

Response to Comment 7

The Funds confirm that the the buffer amount will not change at the beginning of a new Target Outcome Period.

Comment 8 – Prospectus

Pursuant to the Registrant’s prior correspondence dated October 30, 2019, please confirm that the sticker referenced in Step 2 on the last page of the cover will also be mailed to shareholders. Please also confirm that the stickers refenced in this section will contain both the gross and net caps.

Response to Comment 8

Pursuant to the Registrant’s subsequent correspondence dated January 24, 2020, the Funds believe that the process as disclosed is appropriate. The Funds confirm that the stickers refenced in this section will contain both the gross and net caps.

Comment 9 – Prospectus

There is significant overlap in disclosure between “Absence of an Active Market Risk,” “Authorized Participant Concentration Risk” and “Trading Issues Risk.” Please review and revise to remove duplication of disclosure or consider combining such risk factors.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – Prospectus

“Authorized Participant Concentration Risk” states that “the Fund’s shares may trade at a premium or discount to the Fund’s net asset value and possibly face delisting.” This statement can be read to mean that premium and/or discount trading could result in a Fund’s delisting. Please consider revising the disclosure for clarity.

Response to Comment 10

The prospectus has been revised in accordance with this comment and comment 9.

Comment 11 – Prospectus

There is significant overlap in disclosure between “Buffered Loss Risk” and “Downside Risk.” Please review and revise to remove duplication of disclosure or consider combining such risk factors.

Response to Comment 11

“Downside Risk” has been removed in accordance with this comment.

Comment 12 – Prospectus

There is significant overlap in disclosure between the set or risk factors relating to Flex Options. Please review and revise to remove duplication of disclosure or consider combining such risk factors.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13 – Prospectus

Please revise “Information Technology Companies Risk” to make clear that SPY has significant investments in information technology companies.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Prospectus

Given that SPY seeks to track the S&P 500 Index, which is self-described as a large-cap index, please remove “Smaller Companies Risk” and add large-cap risk disclosure.

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15 – Prospectus

“Underlying ETF Risk” states that “certain options on an ETF may not qualify as ‘Section 1256 contracts’ under Section 1256 of the Code, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period.” Given that this concept is already discussed under “Special Tax Risk,” please consider deleting this sentence.

Response to Comment 15

The prospectus has been revised in accordance with this comment.

Comment 16 – Prospectus

Pursuant to the Registrant’s prior correspondence dated July 16, 2019, the Funds expected to issue and redeem Creation Units for cash. Please supplementally explain why the disclosure states that the Funds intend to generally issue and redeem Creation Units in-kind.

Response to Comment 16

Currently, the Funds intend to to issue and redeem Creation Units both in-kind and for cash. The relevant disclosure has been revised accordingly.

Comment 17 – Prospectus

Please disclose the Funds’ policy adopted pursuant to Rule 35d-1 under the 1940 Act.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – Prospectus

Please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect a Fund’s net asset value, yield and total return in accordance with the Commission’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 18

The Funds respectfully decline to revise the disclosure as requested by the Commission. Ultimately, the Funds have reached the same conclusion as many other industry participants and decline to make the requested revisions as they believe the disclosure is compliant with the requirements of Form N-1A. The Funds continue to evaluate their approach to the ordering of risk factors in light of recent Commission guidance.

Comment 19 – Prospectus

The Commission notes that “Buffered Loss Risk” and “Limitations of Indicative Optimized Portfolio Value Risk” appear in Item 4 but not in Item 9, while “Options Risk” and “Portfolio Turnover Risk” appear in Item 9 but not in Item 4. Please revise for consistency and expand the Item 4 risks in Item 9 as appropriate.

Response to Comment 19

The prospectus has been revised in accordance with this comment.

Comment 20 – Prospectus

Please revise the section entitled “Net Asset Value” to disclose with more specificity how the Flex Options are valued (i.e., daily closing price on options exchange).

Response to Comment 20

The prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric F. Fess
Eric F. Fess